LAW OFFICES
THOMPSON, WELCH, SOROKO & GILBERT LLP
450 PACIFIC AVENUE, SUITE 200
SAN FRANCISCO, CA  94133-4645
(415) 262-1200

FACSIMILE
RICHARD S. SOROKO	(415) 262-1212
E-mail: richard@TWSGLAW.com

SAN RAFAEL OFFICE
January 14, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BioTime, Inc. Registration Statement on Form S-3

Ladies/Gentlemen:

This letter accompanies a Registration Statement on Form S-3 filed by BioTime, Inc. The Registration Statement pertains to outstanding common shares being registered for the account of a security holder. BioTime has determined that it qualifies for the use of Form S-3.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned

Very truly yours,

/s/Richard S. Soroko

Richard S. Soroko